HERSHA HOSPITALITY TRUST

November 28, 2006

VIA EDGAR AND FACSIMILE: 202-772-9210

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Amanda McManus

Hersha Hospitality Trust

Registration Statement on Form S-3

File No. 333-138038

Dear Ms. McManus:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hersha Hospitality Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned registration statement to 2:00 PM on Tuesday, November 28, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call James S. Seevers, Jr. of Hunton & Williams LLP at (804) 788-8573.

Very truly yours, HERSHA HOSPITALITY TRUST
By:	/s/ Ashish R. Parikh

Name: Ashish R. Parikh Title: Chief Financial Officer (Principal Financial Officer)